Computershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401
March 8, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: RUBICON MINERALS CORPORATION -AMENDED

We advise the following with respect to the upcoming Meeting of Shareholders for the subject

Corporation:

1  Meeting Type: Annual General and Special Meeting
2  CUSIP/Class of Security entitled to receive notification : 780911103/CA7809111031/COMMON
3  CUSIP/Class of Security entitled to vote: 780911103/CA7809111031/COMMON
4  Record Date for Notice: 30 Mar 2007
5  Record date for Voting: 30 Mar 2007
6  Beneficial Ownership determination date: 30 Mar 2007
7  Meeting Date: 14 May 2007
8  Meeting Location : Marriott Hotel - Eaton Centre, 525 Bay Street, Toronto, Ontario M5G 2L2

Sincerely,

“Brian Kim”

Meeting Specialist

Client Services Department

Tel: 604.661.9400 Ext 4139

Fax: 604.661.9401

Last Version Mar06